UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PERSHING SQUARE TONTINE HOLDINGS, LTD.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71531R109

(CUSIP Number of Class A Common Stock)

William A. Ackman

787 Eleventh Avenue, Ninth Floor

New York, New York, 10019

(212) 813-3700

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joseph C. Shenker Scott D. Miller Alan J. Sinsheimer Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Stephen Fraidin Gregory P. Patti Jr. Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, New York 10281 221-504-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,000,000,000	$109,100

*

Calculated solely for purposes of determining the filing fee. As described herein and subject to the terms and conditions set forth herein, due to the Maximum Redemption Condition (as defined herein) the maximum aggregate consideration offered by the issuer in this transaction is $1,000,000,000.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2021, issued August 26, 2020, and equals $109.10 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$109,100	Filing Party:	Pershing Square Tontine Holdings, Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	July 8, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) by Pershing Square Tontine Holdings, Ltd. (the “Company”) on July 8, 2021, with respect to a tender offer (the “Redemption Offer”), by the Company to purchase and redeem all outstanding shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), at a price of $20.0113 per share, upon the terms and subject to the conditions set forth in the Offer to Redeem, dated July 8, 2021 (the “Offer to Redeem”) and the accompanying Redemption Offer Letter of Transmittal (the “Redemption Offer Letter of Transmittal”), each of which was filed as an exhibit to the Schedule TO. The Redemption Offer was scheduled to expire at 11:59 p.m., New York City time, on August 5, 2021, unless extended or earlier terminated.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended by adding the following new paragraphs thereto:

“Termination of the Redemption Offer

On July 19, 2021, the Company issued a Press Release announcing that it was terminating the Redemption Offer after the Company’s board of directors unanimously determined that it was in the best interest of the Company’s shareholders not to proceed with the Universal Music Group transaction as planned. The Press Release, dated July 19, 2021, is attached hereto as Exhibit (a)(5)(vii) and is incorporated herein by reference.

The Company has, in accordance with the terms of the Redemption Offer, notified Continental Stock Transfer & Trust Company (the “Depositary”) of the termination of the Redemption Offer.

As a result of this termination, no shares of Class A Common Stock will be purchased and redeemed in the Redemption Offer and all shares of Class A Common Stock previously tendered and not withdrawn will be promptly returned to tendering holders.”

Item 12.

Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented by adding the following exhibit:

(a)(5)(vii)                    Press Release, dated July 19, 2021.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2021
PERSHING SQUARE TONTINE HOLDINGS, LTD.

	By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Chief Executive Officer and Chairman

EXHIBIT INDEX

(a)(1)(i)*	Offer to Redeem, dated July 8, 2021.

(a)(1)(ii)*	Form of Redemption Offer Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(iv)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated June 20, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on June 21, 2021).

(a)(5)(ii)	UMG Video Presentation Transcript, dated June 23, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2021).

(a)(5)(iii)	Investor Call Transcript, dated June 23, 2021 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2021).

(a)(5)(iv)	Investor Presentation, dated June 23, 2021 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2021).

(a)(5)(v)	Frequently Asked Questions, dated June 25, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2021).

(a)(5)(vi)	Press Release, dated June 25, 2021 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2021).

(a)(5)(vii)	Press Release, dated July 19, 2021.

(b)	Not applicable.

(c)	Opinion of Perella Weinberg Partners LP, dated June 19, 2021.

(d)(i)	Share Purchase Agreement, dated as of June 20, 2021, by and among the Company and Vivendi S.E. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with SEC on June 25, 2021).

(d)(ii)	Pershing Entities Letter Agreement, dated June 20, 2021, by and among Pershing Square Tontine Holdings, Ltd, Pershing Square TH Sponsor, LLC, Pershing Square Holdings, Ltd., Pershing Square, L.P., Pershing Square International, Ltd., Lisa Gersh, Michael Ovitz, Jacqueline D. Reses and Joseph S. Steinberg (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with SEC on June 25, 2021).

(d)(iii)	Registration Rights Agreement, dated June 20, 2021, by and among Pershing Square Tontine Holdings, Ltd, Pershing Square TH Sponsor, LLC, and Universal Music Group B.V. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with SEC on June 25, 2021).

(d)(iv)	Indemnification Agreement, dated June 20, 2021, by and between Pershing Square Tontine Holdings, Ltd. and Vivendi S.E. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company with SEC on June 25, 2021).

(d)(v)	Seconded Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.4 to Amendment No. 4 to Registration Statement on Form S-1/A filed by the Company with the SEC on July 20, 2020).

(d)(vi)	Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(vii)	Warrant Agreement, dated July 21, 2020, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(viii)	Sponsor Warrant Agreement, dated July 21, 2020, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(ix)	Director Warrant Agreement, dated July 21, 2020, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.3 to Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(x)	Securities Subscription Agreement, dated May 7, 2020, between the Company and Pershing Square TH Sponsor, LLC (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1/A filed by the Company with the SEC on July 6, 2020).

(d)(xi)	Amended and Restated Promissory Note, dated June 20, 2020, issued to Pershing Square TH Sponsor, LLC (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to Registration Statement on Form S-1/A filed by the Company with the SEC on July 6, 2020).

(d)(xii)	Forward Purchase Agreement, dated June 21, 2020, between the Company, Pershing Square, L.P., Pershing Square International, Ltd., and Pershing Square Holdings, Ltd. (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-1/A filed by the Company with the SEC on July 6, 2020).

(d)(xiii)	Letter Agreement, dated July 21, 2020, among the Company, and its directors, officers, Pershing Square TH Sponsor, LLC, Pershing Square, L.P., Pershing Square International, Ltd. and Pershing Square Holdings, Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xiv)	Registration Rights Agreement, dated July 21, 2020, between the Company and its directors, Pershing Square TH Sponsor, LLC, Pershing Square, L.P., Pershing Square International, Ltd. and Pershing Square Holdings, Ltd. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xv)	Sponsor Warrant Purchase Agreement, dated July 21, 2020, between the Company and Pershing Square TH Sponsor, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xvi)	Director Warrant Purchase Agreement, dated July 21, 2020, between the Company and Lisa Gersh (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xvii)	Director Warrant Purchase Agreement, dated July 21, 2020, between the Company and Michael Ovitz (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xviii)	Director Warrant Purchase Agreement, dated July 21, 2020, between the Company and Jacqueline Reses (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xix)	Director Warrant Purchase Agreement, dated July 21, 2020, between the Company and Joseph Steinberg (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xxi)	Director Warrant Purchase Agreement, dated July 21, 2020, between the Company and The Joseph S and Diane H Steinberg Charitable Trust (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xxii)	Director Forward Purchase Agreement, dated July 21, 2020, between the Company and Michael Ovitz (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(d)(xxiii)	Director Forward Purchase Agreement, dated July 21, 2020, between the Company and Jacqueline Reses (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed by the Company with SEC on July 28, 2020).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on July 8, 2021.